FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   September 2007

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contact:	**Dan Suesskind**, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-941-1717
	George Barrett, Executive V.P. - Global Pharmaceutical Markets President and CEO	Teva Pharmaceutical Industries Ltd. Teva North America	(215) 591-3030
	Kevin Mannix/Liraz Kalif, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215)-591-8912

FOR IMMEDIATE RELEASE

Teva Announces Appointment of Isaac Abravanel as Corporate Vice President, Human Resources

Jerusalem, Israel, September 16, 2007 – Teva Pharmaceutical Industries Ltd. (Nasdaq:TEVA) announced today the appointment of Isaac Abravanel to the senior management position of Corporate Vice President, Human Resources, effective immediately.

Mr. Abravanel joins Teva after serving in the role of Deputy CEO of Bezeq, Israel's largest telecommunications service provider, where he was responsible for Operations, the Business and Private Sector Markets, and Human Resources. Previously, he held several positions In the Israeli business sector and served as head of the Planning Division of the Human Resources Branch of the IDF (Israeli Defence Forces)

Shlomo Yanai, Teva President and CEO, commented: "We are very happy that Mr. Abravanel is joining the Teva family. He brings to Teva extensive experience in human resources, operations and change process. As a member of Teva's senior leadership team, he will be partner to the implementation of our strategy in the coming years."

Mr. Abravanel holds a BA and MA in political science from Haifa University.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, and Lotrel®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                              Name: Dan Suesskind
                              Title: Chief Financial Officer

Date: September 16, 2007